TRADE DATA OVERVIEW
(CODA Micro & FLARE)
August 2019

	ENTERED		EXECUTED		
Daily Average	Seekers	Providers	Matched (Internal)	Traded (External)	Total
Shares	1.13 BN	1.08 BN	5.2 MM	96.8 MM	102.0 MM
Issues	6,706	4,868	2,618	4,721	4,866
Orders ≥ 5,000 Shares	28,785	27,350	70	2,389	2,459

LIQUIDITY CHARACTERISTICS

Daily Matched (Avg.)	Shares	Issues	% / Issues
Market Cap			
Large Cap	2,319,881	552	21.1%
Mid Cap	1,259,640	706	27.0%
Small Cap	1,637,911	1,360	51.9%

TRADE PERFORMANCE (LIQUIDITY SEEKERS)*

	BPS	CPS
VWAP +/- 1 Minute	1.36	0.64
VWAP +/- 1 Minute - Large Cap	0.85	0.67
VWAP +/- 1 Minute - Mid Cap	2.08	0.72
VWAP +/- 1 Minute - Small Cap	4.30	0.55

TOP SECTORS BY SHARES TRADED


12%
8%
7%
8%
8%
13%
18%
7%
17%
1%
Health Care
Utilities
IT & Communications
Materials
Miscellaneous
Energy
Services
Consumer Products
Industrials
Financials

POST TRADE % OF NBBO MIDPOINT MOVEMENT**


25.19%
20%
9.83%
6.09%
6.34%
2.29%
0%
10ms
50ms
100ms
1 sec
10 sec

Includes Only Fully-Executed Orders; Weighted Based on Trade Notional Amount

CODA VOLUME HIGHLIGHTS

- **Record Daily Traded (External) Volume: 173.4 MM shares**
- **Record Daily Matched (Internal) Volume: 17.1 MM shares (single counted)**

CODA Markets™ 203-557-8574
subscriberservices@codamarkets.com - www.codamarkets.com

version 127

* This report defines a positive number in the VWAP performance calculation as representing slippage, unlike past reports which characterized performance in the opposite manner.
** This report calculates basis point (BPS) performance by weighting each execution by its notional value, unlike past versions that weighted each execution by shares traded..